SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                             BiznessOnline.com, Inc.
                    ----------------------------------------
                                (Name of Issuer)

                     Common Stock, Par Value $.01 per Share
                    ----------------------------------------
                         (Title of Class of Securities)

                                    091791103
                    ----------------------------------------
                                 (CUSIP Number)


                           Samuel G. Rubenstein, Esq.
                  Executive Vice President and General Counsel
                             MCG Capital Corporation
                        1100 Wilson Boulevard, Suite 800
                               Arlington, VA 22209
                                 (703) 247-7540
                    ----------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 March 31, 2001
                    ----------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (e), 13d-1(f) or 13d-1(g), check the following box /X/

                                                         Page 2 of 25 Pages

                                    13D

CUSIP No. 091791103

1   NAME OF REPORTING PERSON/
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

    MCG Capital Corporation (formerly MCG Credit Corporation)

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS

    00

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           0

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       2,622,019

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         0

                10  SHARED DISPOSITIVE POWER

                    2,622,019

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    2,622,019

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    20.9%

14  TYPE OF REPORTING PERSON

    CO

                                                         Page 3 of 25 Pages

                                    13D

CUSIP No. 091791103

1   NAME OF REPORTING PERSON/
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

    MCG Finance Corporation

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS

    OO

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           0

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       2,622,019

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         0

                10  SHARED DISPOSITIVE POWER

                    2,622,019

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    2,622,019

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    20.9%

14  TYPE OF REPORTING PERSON*

    CO

                                                         Page 4 of 25 Pages

                                    13D


ITEM 1.   SECURITY AND ISSUER.

          This Schedule 13D relates to shares of the common stock, par value $.01 per share (the "Shares"), of BiznessOnline.com, a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 1720 Route 34, Wall, New Jersey 07719.

ITEM 2.   IDENTITY AND BACKGROUND.

          This schedule is being filed jointly by MCG Capital Corporation (formerly MCG Credit Corporation), a Delaware corporation ("MCG Capital"), and its wholly-owned subsidiary MCG Finance Corporation, a Delaware corporation ("MCG Finance") (together, the "Reporting Persons"), pursuant to a Joint Filing Agreement. A copy of the Joint Filing Agreement is attached. See Item 7.

          Each of the Reporting Persons is a solutions-focused financial services company that primarily lends to and invests in small and medium-sized companies with revenues from $5 million to $200 million within the media, communications, technology and information services industry sectors. The principal business address and the address of the principal office of each of the Reporting Persons is 1100 Wilson Boulevard, Suite 800, Arlington, Virginia 22209.

          The name, business address and present principal occupation of the directors and executive officers of each of the Reporting Persons are set forth on Schedule I hereto to this schedule, and is incorporated herein by reference.

          This schedule is being filed by the Reporting Persons on behalf of persons that may be viewed as controlling persons (the "Instruction C Persons") of the Reporting Persons pursuant to the Securities and Exchange Commission's interpretation of its rules in Securities Exchange Act 1934 Release No. 13291 (Feb. 24, 1977). The controlling persons are five private equity and equity-related funds affiliated with Goldman, Sachs & Co. (an investment banking firm and member of the principal national securities exchanges): (i) GS Capital Partners, II, L.P., (ii) GS Capital Partners II Offshore, L.P., (iii) GS Capital Partners II (Germany) Civil Law Partnership, (iv) Stone Street Fund 1998, L.P., and (v) Bridge Street Fund, 1998, L.P. (together, the "Funds"). The Funds beneficially own 47.64% of the issued and outstanding common stock of MCG Capital. The Funds (and their respective general partners, investment committee, and managing general partner) and Goldman, Sachs & Co. disclaim possession of the power, directly or indirectly, to direct or to cause the direction of the management and policies of MCG Capital, whether through the ownership of MCG Capital common stock, by contract or otherwise, and disclaim beneficial ownership of any securities of the Issuer held or to be held (beneficially or otherwise) by the Reporting Persons.

          The names, business address, and present principal occupation of the directors and executive officers each Instruction C Person (and certain other information) are set forth in Schedule II hereto.

          During the last five years, neither the Reporting Persons nor the Instruction C Persons and, to the best of their knowledge, none of their respective executive officers or directors (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) except as set forth on Schedule III hereto, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations or prohibiting activities subject to federal or state securities laws or finding any violation of such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          The Shares and warrants of the Issuer identified in Item 5 of this schedule were issued to the Reporting Persons by the Issuer, pursuant to the Warrant Agreement of March 16, 2000 as an inducement to, and as additional compensation for, the cost, expense and risk incurred by the Reporting Persons for the loans made to the Issuer (the "Loans") under the Credit Facility Agreement dated March 16, 2000 (the "Loan Agreement"). The Loan Agreement was amended on December 13, 2000 (the "Loan Amendment"). The Reporting Persons paid no separate monetary consideration for the Shares or the warrants.

          Copies of each of the foregoing agreements were previously filed by the Issuer and are attached as Exhibits to this schedule. See Item 7. All descriptions of such agreements in this schedule are modified by the actual terms of the agreements.

ITEM 4.   PURPOSE OF TRANSACTION.

          The Share and warrant acquisitions identified in Item 5 occurred in the context of and for the reasons set forth in Item 3. The Reporting Persons' Loans were provided to the Issuer in order to finance certain aspects of its business. As the Issuer's business improves, the Reporting Persons would expect that the value of its Share and warrant holdings will increase. Based on the Reporting Persons' ongoing evaluation of the business, prospects, operations, and financial condition of the Issuer, the value of the Shares, other opportunities available to the Reporting Persons, and general economic conditions and other future developments, the Reporting Persons may either acquire additional Shares or warrants to purchase Shares or, consistent with the requirements of the Securities Act of 1933, and the terms of the Reporting Persons' Warrant Agreement with the Issuer, sell or transfer Shares or warrants.

          The Loan Agreement provides the Reporting Persons with the right to approve certain proposed actions of the Issuer, including, without limitation, certain of the events or matters listed in paragraphs (a), (b),
(c), (e), (f), (g) and/or (j) of Item 4. If the Reporting Persons withhold approval, the proposed action may not take place. The existence of the Reporting Persons' approval rights may impede a third party from seeking to acquire control of the Issuer. The Reporting Persons have no present plans to grant or withhold approval with respect to any of the events or matters for which the Reporting Persons possess approval rights. Whether the Reporting Persons grant or withhold approval for any such events or matters in the future will depend on the Reporting Persons' assessment of the merits of a particular proposal or proposals that might be advanced by the Issuer and/or a third party with respect to one or more such events or matters.

          The Reporting Persons expect to meet from time to time with the Issuer's management and/or Board of Directors and to discuss in general, conceptual or specific terms any or all of the events or matters listed in paragraphs (a), (b), (c), (e), (f), (g), and/or (j) of Item 4.

          The Reporting Persons are currently discussing, or may discuss in the future, with the Issuer's management a possible sale of certain assets of one or more of the Issuer's subsidiaries, possible merger alternatives, or other extraordinary transactions. No terms have been set. Although the Reporting Persons do not expect to identify or introduce to the Issuer a third party as a possible purchaser or merger candidate, the Reporting Persons reserve the right to suggest third party candidates for a transaction or transactions with the Issuer. If the Reporting Persons' approval for a particular extraordinary transaction is requested, the Reporting Persons reserve the right to condition their approval of any such transaction, including, without limitation, conditioning their approval upon the repayment of some or all of the Loans and accrued interest thereon.

          The Reporting Persons are also discussing with the Issuer's management a possible restructuring of the Issuer's business to improve its financial condition and performance. The restructuring alternatives may include a refinancing of the Issuer's current business (including, without limitation, changes to its capital structure), entering one or more new lines of business, discontinuing one or more existing lines of business, and variations of such alternatives. At any time, the Reporting Persons or the Issuer may terminate such discussions, and may resume such discussions, at the request of the Issuer or upon the Reporting Persons' initiative.

          To the extent that the Issuer seeks to obtain the approval of the Reporting Persons for additional credit, credit enhancements, or credit forebearances from the Reporting Persons, the Reporting Persons may receive additional equity securities of the Issuer in exchange for its approval or in connection with such credit, enhancements, or forebearances. The Reporting Persons, moreover, may be requested by the Issuer to accept (and may determine to decline or to accept any such request) additional equity securities of the Issuer in lieu of the repayment of some or all of the Loans and interest accrued thereon.

          Under the Loan Amendment, the Reporting Persons are entitled to receive from the Issuer additional warrants to purchase Shares under certain circumstances, including, without limitation, the election of the Issuer to postpone the repayment of certain loan obligations. The Reporting Persons may amend the Loan Agreement and/or the Warrant Agreement in whole or in part from time to time to address any of the matters set forth in this Item 4 or to address other developments of the Issuer.

          The Loan Agreement, as amended, provides the Reporting Persons with the customary remedies of a lender, including, without limitation, the right to accelerate the maturity date, and the right to foreclose on the collateral securing Loans, upon the occurrence of events of default. If the Reporting Persons should decide to exercise any of their remedies, any such decision may cause the Issuer to seek the protection of the federal bankruptcy laws or to liquidate its business. The Reporting Persons have no present plans or proposals to exercise their remedies or to take other similar actions, but reserve the right to do so in the future in light of the occurrence of events of default on the part of the Issuer.

          Under the Warrant Agreement, the Reporting Persons are entitled to designate directors on a pro rata basis to their holdings of Shares and "Warrant Shares", as defined in the Warrant Agreement, if the Reporting Persons own Shares and Warrant Shares which together represent 5% or more of the Issuer's outstanding Shares. Should the Reporting Persons decide to exercise that right, the Warrant Agreement provides that the Issuer will cause any directors designated by the Reporting Persons to be included as nominees recommended by the Issuer's management at a meeting of the Issuer's stockholders at which directors are proposed to be elected. The Reporting Persons may exercise their contractual right to designate directors at any time at their discretion. The Reporting Persons have not exercised that right and have no present plans or proposals to designate any directors, but reserve the right to do so. If the Reporting Persons should decide to exercise their right to designate directors (subject to nomination and subsequent election at a shareholders' meeting), the Reporting Persons will amend this schedule.

          Except to the extent, if any, that the above description may be deemed to include a present plan or proposal, the Reporting Persons have no present plans or proposals with respect to any of the events or matters identified in paragraphs (a) through (g) or paragraph (j) of Item 4. See
Item 6.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

          (a) The Reporting Persons beneficially own 761,757 Shares and warrants to purchase in the aggregate 1,860,262 Shares. Based on the number of Shares outstanding as set forth in the Issuer's Form 10-K for the year ending December 31, 2000, and Form 10-Q for the quarter ending March 31, 2001, the Shares and the Shares underlying the warrants together represent 20.9% of the shares of the Issuer outstanding as calculated pursuant to Rule 13d-3. Although the Report Persons have reported beneficial ownership of all Share and Warrant, they are entitled to receive, unless and until 690,328 Shares and 1,860,262 warrants to purchase Shares are issued to the Reporting Persons, the Reporting Persons cannot vote or dispose of the Shares or convert the warrants into Shares. Accordingly, the Reporting Persons disclaim beneficial ownership of such 690,328 Shares, and Shares underlying such 1,860,262 warrants.

          (b) The Reporting Persons share the power to vote, direct the vote of, dispose of, or direct the disposition of all of the Shares they beneficially own.

          (c) The Reporting Persons effected no transactions in the Shares either during the past sixty days, or during the sixty days preceding March 31, 2001.

          (d) Not applicable.

          (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          Under the Loan Agreement and the Warrant Agreement, the Reporting Persons possess rights to obtain financial and other information with respect to the Issuer, to meet with the Issuer's management, and to attend meetings of the Issuer's Board of Directors and its Board committees and to review written materials provided to the Issuer's Board of Directors at such meetings, subject to any applicable confidentiality obligations. The Reporting Persons have not exercised their rights to attend the Issuer's
Board meetings and Board committee meetings or to receive materials provided to Board members at such meetings, but reserve their ability to exercise these rights without further amending this schedule.

          The Warrant Agreement also gives the Reporting Persons various rights to require the Issuer to register all or any portion of their Shares and Shares underlying their warrants, on certain registration statements that the Issuer would prepare in accordance with the Securities Act of 1933. The Warrant Agreement, in addition, provides the Reporting Persons with (i) rights in the nature of pre-emptive rights that may be triggered by proposed acquisitions of Shares by any third parties unaffiliated with the Issuer and (ii) anti-dilution rights that apply in a variety of circumstances.

          Except as described in this schedule, the Reporting Persons know of no contracts, arrangements, understandings or relationships (legal or otherwise) between any of the persons named in Item 2 or between such persons and any other person (including, without limitation, the Instruction C Persons) with respect to any securities of the Issuer, including transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

Exhibit No.    Description
-----------    -----------

1 Joint Filing Agreement, dated June 28, 2001, between the Reporting Persons and Power of Attorney dated June 28, 2001.

2 Credit Facility Agreement, dated March 16, 2000, between the Issuer and each of its direct and indirect subsidiaries, and the Reporting Persons.

3 Amendment Number One to Credit Facility Agreement, dated December 13, 2000, between the Issuer and each of its subsidiaries, and the Reporting Persons.

4 Warrant Agreement, dated March 16, 2000, between the Issuer and the Reporting Persons.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                              MCG CAPITAL CORPORATION



                              By:  /s/ Samuel G. Rubenstein
                                   -----------------------------------------
                                   Name:   Samuel G. Rubenstein
                                   Title:  Attorney-in-Fact, duly authorized
                                           under Power of Attorney dated
                                           June 28, 2001


                              MCG FINANCE CORPORATION



                              By:  /s/ Samuel G. Rubenstein
                                   -----------------------------------------
                                   Name:   Samuel G. Rubenstein
                                   Title:  Attorney-in-Fact, duly authorized
                                           under Power of Attorney dated
                                           June 28, 2001




Dated: June 28, 2001

                                 SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS OF MCG CAPITAL AND MCG FINANCE

1.   DIRECTORS AND EXECUTIVE OFFICERS OF MCG CAPITAL

     The following table sets forth the name and present principal occupation or employment of each director and executive officer of MCG Capital. Each person listed below is a citizen of the United States.


Name, Title or Position   Title, Principal Occupation    Business Address and Phone
   with MCG Capital              or Employment                    Number
-----------------------  ---------------------------  --------------------------------

Norman W. Alpert         Managing Director and        245 Park Avenue, 41st
Director                 founding partner of Vestar   Floor, New York, New York 10167;
                         Capital Partners             (212) 351-1606

Joseph P. DiSabato       Managing Director of         85 Broad Street, New York,
Director                 Goldman, Sachs & Co.         New York, New York  10004;
                                                      (212) 902-5385

Joseph H. Gleberman      Managing Director of         85 Broad Street, New York,
Director                 Goldman, Sachs & Co.         New York, New York  10004;
                                                      (212) 902-5385

Todd N. Khoury           Managing Director of         245 Park Avenue, 41st Floor
Director                 Vestar Capital Partners      New York, New York  10167;
                                                      (212) 351-1616

Robert J. Merrick        Chief Credit Officer of      1100 Wilson Boulevard, Suite 800
Director and Chief       MCG Capital                  Arlington, Virginia  22209;
Credit Officer                                        (703) 247-7500

Wallace B. Millner       Retired                      1100 Wilson Boulevard, Suite 800
Director                                              Arlington, Virginia  22209;
                                                      (703) 247-7500

Bryan J. Mitchell        Chairman of the Board and    1100 Wilson Boulevard, Suite 800
Chairman of the Board    Chief Executive Officer of   Arlington, Virginia  22209;
and Chief Executive      MCG Capital                  (703) 247-7500
Officer

Janet C. Perlowski       Chief Financial Officer of   300 Arboretum Place, Suite 370
Chief Financial Officer  MCG Capital                  Richmond, Virginia  23236;
                                                      (804) 272-5468

Michael A. Pruzan        Partner at Soros Private     888 Seventh Avenue, 28th Floor
Director                 Equity Partners              New York, New York  10106;
                                                      (212) 333-9788

Samuel G. Rubenstein     Executive Vice President,    1100 Wilson Boulevard, Suite 800
Executive Vice           General Counsel and          Arlington, Virginia  22209;
President, General       Secretary of MCG Capital     (703) 247-7500
Counsel and Secretary

B. Hagen Saville         Executive Vice President,    1100 Wilson Boulevard, Suite 800
Executive Vice           Business Development of      Arlington, Virginia  22209;
President, Business      MCG Capital                  (703) 247-7500
Development

Steven F. Tunney         Director, President, Chief   1100 Wilson Boulevard, Suite 800
Director, President,     Operating Officer and        Arlington, Virginia  22209;
Chief Operating Officer  Treasurer of MCG Capital     (703) 247-7500
and Treasurer


2.   DIRECTORS AND EXECUTIVE OFFICERS OF MCG FINANCE.

     All of the above listed directors and executive officers of MCG Capital hold equivalent positions at MCG Finance. In addition, the following table sets forth certain information with respect to the director of MCG Finance who is not a director of MCG Capital. The director is a citizen of the United States.

                          Title, Principal Occupation    Business Address and
         Name                    or Employment               Phone Number
-----------------------  ---------------------------  --------------------------

Jeffrey M. Bucher        Of Counsel at Kozusko,       1666 K Street, NW, Suite
Director                 Lahey & Harris, LLP          400 Washington, DC  20006;
                                                      (202) 457-7200 x7220

                                SCHEDULE II

     The name, position and present principal occupation of each executive officer of GS Advisors, L.L.C., the sole general partner of GS Capital Partners II, L.P., and the name, position and present principal occupation of each executive officer of GS Advisors II, L.L.C., the sole general partner of GS Capital Partners II Offshore, L.P., are set forth below.

     The business address for all the executive officers listed below except Gene T. Sykes, Richard S. Sharp, Barry S. Volpert, Antoine L. Schwartz, Hughes B. Lepic, Randall A. Blumenthal, Syaru (Shirley) Lin, Stephen S. Trevor, Peter Schiefer, Atul Kapur, Michel Plantevin, Mary Nee and Ulrika Werdelin is 85 Broad Street, New York, New York 10004. The business address of Richard S. Sharp, Barry S. Volpert, Antoine L. Schwartz, Hughes B. Lepic, Stephen S. Trevor, Peter Schiefer, Atul Kapur, Michel Plantevin and Ulrika Werdelin is 133 Fleet Street, London EC4A 2BB, England. The business address of Syaru (Shirley) Lin, and Mary Nee is Cheung Kong Center, 68th Floor, 2 Queens Road, Central, Hong Kong. The business address of Gene T. Sykes and Randall A. Blumenthal is 2765 Sand Hill Road, Menlo Park, CA 94025.

     All executive officers listed below are United States citizens except Richard S. Sharp, Sanjeev K. Mehra, Antoine L. Schwartz, Patrick E. Mulvihill, Hughes B. Lepic, Peter Schiefer, Atul Kapur, Michel Plantevin, and Ulrika Werdelin. Richard S. Sharp is a citizen of the United Kingdom. Sanjeev K. Mehra is a citizen of India. Atul Kapur is a citizen of Singapore. Antoine L. Schwartz, Hughes B. Lepic and Michel Plantevin are citizens of France. Patrick E. Mulvihill is a citizen of Ireland. Peter Schiefer is a citizen of Germany. Ulrika Werdelin is a citizen of Sweden.

NAME                        POSITION                PRESENT PRINCIPAL OCCUPATION
----                        --------                ----------------------------

Richard A. Friedman         President               Managing Director of
                                                    Goldman, Sachs & Co.

Joseph H. Gleberman         Vice President          Managing Director of
                                                    Goldman, Sachs & Co.

Terence M. O'Toole          Vice President          Managing Director of
                                                    Goldman, Sachs & Co.

Gene T. Sykes               Vice President          Managing Director of
                                                    Goldman, Sachs & Co.

Henry Cornell               Vice President          Managing Director of
                                                    Goldman, Sachs & Co.

Richard S. Sharp            Vice President          Managing Director of
                                                    Goldman Sachs International

Esta E. Stecher             Assistant Secretary     Managing Director of
                                                    Goldman, Sachs & Co.

Barry S. Volpert            Vice President          Managing Director of
                                                    Goldman Sachs International

Sanjeev K. Mehra            Vice President          Managing Director of
                                                    Goldman, Sachs & Co.

Muneer A. Satter            Vice President          Managing Director of
                                                    Goldman, Sachs & Co.

Antoine L. Schwartz         Vice President          Managing Director of
                                                    Goldman Sachs International

Steven M. Bunson            Assistant Secretary     Managing Director of
                                                    Goldman, Sachs & Co.

Elizabeth C. Fascitelli     Treasurer               Managing Director of
                                                    Goldman, Sachs & Co.

Patrick E. Mulvihill        Assistant Treasurer     Managing Director of
                                                    Goldman, Sachs & Co.

David J. Greenwald          Assistant Secretary     Managing Director of
                                                    Goldman, Sachs & Co.

Dan H. Jester               Assistant Treasurer     Managing Director of
                                                    Goldman, Sachs & Co.

Hughes B. Lepic             Vice President          Managing Director of
                                                    Goldman Sachs International

Russell E. Makowsky         Assistant Secretary     Managing Director of
                                                    Goldman, Sachs & Co.

Sarah G. Smith              Assistant Treasurer     Managing Director of
                                                    Goldman, Sachs & Co.

Randall A. Blumenthal       Vice President          Managing Director of
                                                    Goldman, Sachs & Co.

Syaru (Shirley) Lin         Vice President          Managing Director of
                                                    Goldman Sachs (Asia) L.L.C.

Douglas F. Londal           Vice President          Managing Director of
                                                    Goldman, Sachs & Co.

Stephen S. Trevor           Vice President          Managing Director of
                                                    Goldman Sachs International

Peter Schiefer              Vice President          Managing Director of
                                                    Goldman Sachs International

Abraham Bleiberg            Vice President          Managing Director of
                                                    Goldman Sachs & Co.

Joseph P. DiSabato          Vice President          Managing Director of
                                                    Goldman Sachs & Co.

Robert R. Gheewalla         Vice President          Managing Director of
                                                    Goldman Sachs & Co.

Ronald H. Jacobe            Vice President          Managing Director of
                                                    Goldman Sachs & Co.

Atul Kapur                  Vice President          Managing Director of
                                                    Goldman Sachs International

Michel Plantevin            Vice President          Managing Director of
                                                    Goldman Sachs International

John E. Bowman              Vice President          Vice President of
                                                    Goldman, Sachs & Co.

Katherine B. Enquist        Vice                    Vice President of
                            President/Secretary     Goldman, Sachs & Co.

James B. McHugh             Assistant Secretary     Vice President of
                                                    Goldman, Sachs & Co.

Beverly L. O'Toole          Assistant Secretary     Vice President of
                                                    Goldman, Sachs & Co.

Mary Nee                    Vice President          Executive Director of
                                                    Goldman Sachs (Asia) L.L.C.

Katherine L. Nissenbaum     Vice President/         Vice President of
                            Assistant Secretary     Goldman, Sachs & Co.

Ulrika Werdelin             Vice President          Executive Director of
                                                    Goldman Sachs International

     The name and principal occupation of each member of the Principal Investment Area Investment Committee of Goldman, Sachs & Co., which exercises the authority of Goldman, Sachs & Co. in managing GS Advisors, L.L.C., and GS Advisors II, L.L.C., are set forth below.

     The business address for each member listed below except Gene T. Sykes, Richard S. Sharp, Barry S. Volpert, Scott B. Kapnick, Antoine L. Schwartz and Robert V. Delaney is 85 Broad Street, New York, New York 10004. The business address of Gene T. Sykes is 2765 Sand Hill Road, Menlo Park, CA 94025. The business address of Richard S. Sharp, Barry S. Volpert, Scott B. Kapnick and Antoine L. Schwartz is 133 Fleet Street, London EC4A 2BB, England. The business address of Robert V. Delaney is 12-32, Akasaka 1-chome, Minato-ku, Tokyo 107-6005, Japan.

     All members listed below except Richard S. Sharp, Sanjeev K. Mehra and Antoine L. Schwartz are United States citizens. Richard S. Sharp is a citizen of the United Kingdom, Sanjeev K. Mehra is a citizen of India and Antoine L. Schwartz is a citizen of France.


NAME                       PRESENT PRINCIPAL OCCUPATION

Peter M. Sacerdote         Advisory Director of Goldman, Sachs & Co.
Richard A. Friedman        Managing Director of Goldman, Sachs & Co.
Joseph H. Gleberman        Managing Director of Goldman, Sachs & Co.
Robin Neustein             Managing Director of Goldman, Sachs & Co.
Terence M. O'Toole         Managing Director of Goldman, Sachs & Co.
Gene T. Sykes              Managing Director of Goldman, Sachs & Co.
Henry Cornell              Managing Director of Goldman, Sachs & Co.
Robert V. Delaney          Managing Director of Goldman Sachs (Japan) Ltd.
Richard S. Sharp           Managing Director of Goldman Sachs International
Barry S. Volpert           Managing Director of Goldman Sachs International
Sanjeev K. Mehra           Managing Director of Goldman, Sachs & Co.
Muneer A. Satter           Managing Director of Goldman, Sachs & Co.
Scott B. Kapnick           Managing Director of Goldman Sachs International
Peter G. Sachs             Senior Director of The Goldman Sachs Group, Inc.
Antoine L. Schwartz        Managing Director of Goldman Sachs International

     The name and principal occupation of each member of the Stone Street Investment Committee of Goldman, Sachs & Co., which exercises the authority of Goldman, Sachs & Co. in managing Stone Street 1998, L.L.C. are set forth below.

     The business address for each member listed below is 85 Broad Street, New York, New York 10004.

     All members listed below except Sanjeev K. Mehra are United States citizens. Sanjeev K. Mehra is a citizen of India.


NAME                       PRESENT PRINCIPAL OCCUPATION

Peter M. Sacerdote         Advisory Director of Goldman, Sachs & Co.
Peter G. Sachs             Senior Director of The Goldman Sachs Group, Inc.
Richard A. Friedman        Managing Director of Goldman, Sachs & Co.
Joseph H. Gleberman        Managing Director of Goldman, Sachs & Co.
Terence M. O'Toole         Managing Director of Goldman, Sachs & Co.
Sanjeev K. Mehra           Managing Director of Goldman, Sachs & Co.

     The name, position and present principal occupation of each executive officer of Stone Street 1998, L.L.C., the sole general partner of Stone Street Fund 1998, L.P. and the managing general partner of Bridge Street Fund 1998, L.P., are set forth below.

     The business address for all the executive officers listed below except Gene T. Sykes, Richard S. Sharp, Barry S. Volpert, Antoine L. Schwartz, Hughes B. Lepic, Randall A. Blumenthal, Syaru (Shirley) Lin, Stephen S. Trevor, Peter Schiefer, Atul Kapur, Michel Plantevin, Mary Nee and Ulrika Werdelin is 85 Broad Street, New York, New York 10004. The business address of Richard S. Sharp, Barry S. Volpert, Antoine L. Schwartz, Hughes B. Lepic, Stephen S. Trevor, Peter Schiefer, Atul Kapur, Michel Plantevin and Ulrika Werdelin is 133 Fleet Street, London EC4A 2BB, England. The business address of Syaru (Shirley) Lin and Mary Nee is Cheung Kong Center, 68th Floor, 2 Queens Road, Central, Hong Kong. The business address of Gene T. Sykes and Randall A. Blumenthal is 2765 Sand Hill Road, Menlo Park, CA 94025.

     All executive officers listed below are United States citizens except Richard S. Sharp, Sanjeev K. Mehra, Antoine L. Schwartz, Patrick E. Mulvihill, Hughes B. Lepic, Peter Schiefer, Atul Kapur, Michel Plantevin, and Ulrika Werdelin. Richard S. Sharp is a citizen of the United Kingdom. Sanjeev K. Mehra is a citizen of India. Atul Kapur is a citizen of Singapore. Antoine L. Schwartz, Hughes B. Lepic and Michel Plantevin are citizens of France. Patrick E. Mulvihill is a citizen of Ireland. Peter Schiefer is a citizen of Germany. Ulrika Werdelin is a citizen of Sweden.


NAME                        POSITION                PRESENT PRINCIPAL OCCUPATION

Peter M. Sacerdote          Chairman/President      Advisory Director of
                                                    Goldman, Sachs & Co.

Peter G. Sachs              Vice President          Senior Director of The
                                                    Goldman Sachs Group, Inc.

Richard A. Friedman         Vice President          Managing Director of
                                                    Goldman, Sachs & Co.

Joseph H. Gleberman         Vice President          Managing Director of
                                                    Goldman, Sachs & Co

Terence M. O'Toole          Vice President          Managing Director of
                                                    Goldman, Sachs & Co.

Gene T. Sykes               Vice President          Managing Director of
                                                    Goldman, Sachs & Co.

Henry Cornell               Vice President          Managing Director of
                                                    Goldman, Sachs & Co.

Richard S. Sharp            Vice President          Managing Director of
                                                    Goldman Sachs International

Esta E. Stecher             Vice President/         Managing Director of
                            Assistant Secretary     Goldman, Sachs & Co.

Barry S. Volpert            Vice President          Managing Director of
                                                    Goldman Sachs International

Sanjeev K. Mehra            Vice President/         Managing Director of
                            Treasurer               Goldman, Sachs & Co.

Muneer A. Satter            Vice President          Managing Director of
                                                    Goldman, Sachs & Co.

Antoine L. Schwartz         Vice President          Managing Director of
                                                    Goldman Sachs International

Steven M. Bunson            Assistant Secretary     Managing Director of
                                                    Goldman, Sachs & Co.

Elizabeth C. Fascitelli     Vice President          Managing Director of
                                                    Goldman, Sachs & Co.

Patrick E. Mulvihill        Assistant Treasurer     Managing Director of
                                                    Goldman, Sachs & Co.

David J. Greenwald          Vice President/         Managing Director of
                            Assistant Secretary     Goldman, Sachs & Co.

Hughes B. Lepic             Vice President          Managing Director of
                                                    Goldman Sachs International

Russell E. Makowsky         Assistant Secretary     Managing Director of
                                                    Goldman, Sachs & Co.

Sarah G. Smith              Assistant Treasurer     Managing Director of
                                                    Goldman, Sachs & Co.

Randall A. Blumenthal       Vice President          Managing Director of
                                                    Goldman, Sachs & Co.

Syaru (Shirley) Lin         Vice President          Managing Director of
                                                    Goldman Sachs (Asia) L.L.C.

Douglas F. Londal           Vice President          Managing Director of
                                                    Goldman, Sachs & Co.

Stephen S. Trevor           Vice President          Managing Director of
                                                    Goldman Sachs International

Peter Schiefer              Vice President          Managing Director of
                                                    Goldman Sachs International

Abraham Bleiberg            Vice President          Managing Director of
                                                    Goldman, Sachs & Co.

Joseph P. DiSabato          Vice President          Managing Director of
                                                    Goldman, Sachs & Co.

Robert R. Gheewalla         Vice President          Managing Director of
                                                    Goldman, Sachs & Co.

Ronald H. Jacobe            Vice President          Managing Director of
                                                    Goldman, Sachs & Co.

Atul Kapur                  Vice President          Managing Director of
                                                    Goldman Sachs International

Michel Plantevin            Vice President          Managing Director of
                                                    Goldman Sachs International

John E. Bowman              Vice President          Vice President of
                                                    Goldman, Sachs & Co.

Katherine B. Enquist        Vice President/         Vice President of
                            Secretary               Goldman, Sachs & Co.

James B. McHugh             Assistant Secretary     Vice President of
                                                    Goldman, Sachs & Co.

Beverly L. O'Toole          Assistant Secretary     Vice President of
                                                    Goldman, Sachs & Co.

Mary Nee                    Vice President          Executive Director of
                                                    Goldman Sachs (Asia) L.L.C.

Katherine L. Nissenbaum     Vice President/         Vice President of
                            Assistant Secretary     Goldman, Sachs & Co.

Richard J. Stingi           Vice President          Vice President of
                                                    Goldman, Sachs & Co.

Ulrika Werdelin             Vice President          Executive Director of
                                                    Goldman Sachs International

     The name, position and present principal occupation of each executive officer and director of Goldman, Sachs & Co. Finanz GmbH which is the sole managing general partner of Goldman, Sachs & Co. oHG (which, in turn, is the managing partner of GS Capital Partners II (Germany) Civil Law Partnership) are set forth below.

     The business address for each of the executive officers and directors listed below is MesseTurm, 60308 Frankfurt am Main, Germany.

     Of the directors and executive officers listed below, Timothy C. Plaut and Alexander C. Dibelius are citizens of Germany and Jonathan S. King is a citizen of the United Kingdom.


   Name                    Position                Present Principal Occupation
   ----                    --------                ----------------------------

   Jonathan S. King        Managing Director       Executive Director of
                                                   Goldman, Sachs & Co. oHG

   Timothy C. Plaut        Managing Director       Managing Director of
                                                   Goldman, Sachs & Co. oHG

   Alexander C. Dibelius    Managing Director      Managing Director of
                                                   Goldman, Sachs & Co. oHG

                                SCHEDULE III

     On April 6, 2000, in connection with an industry-wide investigation by the Securities and Exchange Commission (the "SEC") relating to the pricing of government securities in advance refunding transactions, Goldman, Sachs & Co. (the "Firm") joined in a global settlement resolving the SEC investigation as well as a related qui tam lawsuit purportedly brought on behalf of the United States entitled United States ex rel. Lissack v. Goldman, Sachs & Co., et al., 95 Civ. 1363 (S.D.N.Y.) (BSJ). Pursuant to the settlement, without admitting or denying the findings, the Firm consented to the issuance of an SEC administrative order (SEA Rel. No. 42640) which, among other things, found that the Firm had violated Sections 17(a)(2) and (3) of the Securities Act of 1933 in connection with such pricing of government securities, required the Firm to cease and desist from violating such provisions, and ordered the Firm to make payments totaling approximately $5.1 Million to the U.S. Treasury and $104,000 to two municipalities. Under the global settlement, the qui tam lawsuit was dismissed with prejudice, and the Internal Revenue Service agreed not to challenge the tax-free nature of the refundings by virtue of the pricing of such securities.